OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-8617

MATTER DETAIL: ON FEBRUARY 15, 1995, BBPLC ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN RELATION TO THE SEC'S INVESTIGATION OF ALLEGED VIOLATIONS OF THE FEDERAL SECURITIES LAWS BY BBPLC, RONALD MARGOLIN, AND ROGER B. WEBB. IN THE COMPLAINT FILED BY THE SEC (THE "COMPLAINT"), THE SEC ALLEGED THAT FROM JANUARY 8, 1992 THROUGH JANUARY 31, 1992, BBPLC, DIRECTLY OR INDIRECTLY, EXTENDED OR MAINTAINED, OR ARRANGED FOR THE EXTENSION OR MAINTENANCE OF CREDIT FOR THE PURPOSE OF PURCHASING OR CARRYING SECURITIES IN VIOLATION OF REGULATION U, 12 C.F.R. § 221 ET SEQ., PROMULGATED UNDER SECTION 7(D) OF THE EXCHANGE ACT, 15 U.S.C. § 78G(D), BY AMONG OTHER THINGS: (A) EXTENDING CREDIT TO MARGOLIN AND WEBB FOR THE PURPOSE OF PURCHASING OR CARRYING SECURITIES; (B) WHICH CREDIT WAS DIRECTLY OR INDIRECTLY SECURED BY MARGIN STOCK; AND (C) WHICH CREDIT EXCEEDED THE MAXIMUM LOAN VALUE OF THE COLLATERAL SECURING THE CREDIT WITHIN THE MEANING OF REGULATION U. AS PART OF THE SETTLEMENT, BBPLC CONSENTED TO, AMONG OTHER THINGS, ENTRY OF A FINAL ORDER (WITHOUT ADMITTING OR DENYING THE ALLEGATIONS), AGREED TO PAY A $50,000 FINE, AND AGREED TO CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATION, AND COMMITTING OR CAUSING ANY FUTURE VIOLATION, OF SECTION 7(D) OF THE EXCHANGE ACT AND REGULATION U. THE NAME OF THE CASE IS IN THE MATTER OF BARCLAYS BANK PLC, RESPONDENT, ADMINISTRATIVE PROCEEDING FILE NO. 3-8617.

FILED BY: PODVESKERD1

FILED ON: 11/27/2013 1:30:01 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the

applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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